

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2022

Jose Gabriel Diaz
Chief Executive Officer
Software Effective Solutions, Corp.
6500 River Place Blvd, Building 7, Suite 250
Austin, TX 78730

> **Re: Software Effective Solutions, Corp.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed September 16, 2022**
> **File No. 024-11961**

Dear Mr. Diaz:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Offering Statement on Form 1-A

General

1. For purposes of establishing your eligibility to conduct an offering under Regulation A, please clarify whether Jose Gabriel Diaz, the company's Chief Executive Officer and Chief Operating Officer, is the company's sole officer and director and that he "direct[s], control[s] and coordinate[s] the issuer's activities from the United States." Refer to Securities Act Rule 251(b) and the guidance set forth in Securities Act Rules Compliance and Disclosure Interpretation 182.03, available on our website at https://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 at with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Matthew McMurdo, Esq.